                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        TCI SATELLITE ENTERTAINMENT, INC.
                    ----------------------------------------
                                (NAME OF ISSUER)

1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock")

2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Series A Common Stock                                             872298104
2.   Series B Common Stock                                             872298203

                    ----------------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                December 4, 1996
                       ----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A Common Stock:                                                                                    872298104
Series B Common Stock:                                                                                    872298203
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Betsy Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A See Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Series A Common Stock                                   845,155(1)
Number of Shares                                  Series B Common Stock                                   634,621(2)
                   --------------------------------------------------------------------------------------------------
  Beneficially     8) Shared Voting Power         Series A Common Stock                                            0
                                                  Series B Common Stock                                            0
  Owned by Each    --------------------------------------------------------------------------------------------------
                   9) Sole Dispositive Power      Series A Common Stock                                   845,155(1)
Reporting Person                                  Series B Common Stock                                   634,621(2)
                   --------------------------------------------------------------------------------------------------
      With         10) Shared Dispositive Power   Series A Common Stock                                            0
                                                  Series B Common Stock                                            0
---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Reporting Person

                                                  Series A Common Stock                                   845,155(1)
                                                  Series B Common Stock                                   634,621(2)
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  1.4% of Series A Common Stock
                  7.5% of Series B Common Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     The equity securities to which this Schedule 13D relates are as follows:

     1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock"); and

     2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock").

     The issuer of the Series A Common Stock and the Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company") whose principal executive offices are located at 8085 South Chester, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed on behalf of the Estate of Betsy Magness (the "Betsy Magness Estate").

     (b) The business address of the Betsy Magness Estate is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (c) The filing person has no occupation or employment.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Estate of Betsy Magness is being administered in the State of Colorado.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Betsy Magness Estate received the Company Securities in connection with the distribution (the "Distribution") by Tele-Communications, Inc. ("TCI") to certain of its stockholders of all the issued and outstanding Series A Common Stock and Series B Common Stock. The Distribution was made on December 4, 1996 as a dividend to the holders of record of shares of Tele-Communications, Inc., Series A TCI Group Common Stock, $1.00 par value per share (the "Series A TCI Group Common Stock"), and to the holders of record of shares of Tele-Communications, Inc., Series B TCI Group Common Stock, $1.00 par value per share (the "Series B TCI Group Common Stock") (other than certain subsidiaries of TCI) at the close of business on November 12, 1996 (the "Record Date"). Pursuant to the Distribution, the Company Securities were distributed to the Betsy Magness Estate, and all other such stockholders, on the basis of one share of the Series A Common Stock for each ten shares of Series A TCI Group Common Stock and one share of Series B Common Stock for each ten shares of Series B TCI Group Common Stock, held by such holders on the Record Date.

ITEM 4.  PURPOSE OF TRANSACTION

     The Betsy Magness Estate received the Company Securities in connection with the Distribution by TCI to certain of its stockholders of all the issued and outstanding Series A Common Stock and Series B Common Stock. The Distribution was made on December 4, 1996 as a dividend to the holders of record of shares of Series A TCI Group Common Stock and to the holders of record of shares of Series B TCI Group Common Stock (other than certain subsidiaries of TCI) at the close of business on the Record Date. Pursuant to the Distribution, the Company Securities were distributed to the Betsy Magness Estate, and all other such stockholders, on the basis of one share of the Series A Common Stock for each ten shares of Series A TCI Group Common Stock and one share of Series B Common Stock for each ten shares of Series B TCI Group Common Stock, held by such holders on the Record Date.

     The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representative intends to sell or otherwise dispose of the Company Securities
(i) as may be required to pay the expenses of administration and other liabilities of the Betsy Magness Estate, including the Betsy Magness Estate's tax liabilities, (ii) as may be required of the personal representative in fulfillment of his fiduciary duties to the Betsy Magness Estate, and (iii) as may be required to effect the distribution of the assets of the Betsy Magness Estate to the beneficiaries of the Betsy Magness Estate;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                                                      TOTAL
                                     AMOUNT AND NATURE OF          PERCENT OF         VOTING
     TITLE OF CLASS                  BENEFICIAL OWNERSHIP        CLASS POWER(1)      POWER(1)
     --------------                  --------------------        --------------      --------
                                                                                        4.6%

     Series A Common Stock                  845,155(2)                1.4%

     Series B Common Stock                  634,621(2)                7.5%


(1) Based on 57,946,044 shares of Series A Common Stock and 8,466,564 shares of Series B Common Stock, outstanding on October 31, 1997.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     In addition, each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Betsy Magness Estate may be deemed to currently beneficially own voting equity securities representing approximately 4.6% of the voting power with respect to a general election of directors of the Company.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                     Class of Security         Sole Power          Shared Power
                     -----------------         ----------          ------------
          Series A Common Stock                  845,155                0
          Series B Common Stock                  634,621                0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, arrangements, understandings or relationships between the filing person and other persons with respect to the Series A Common Stock and Series B Common Stock beneficially owned by the filing person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998


ESTATE OF BETSY MAGNESS


    /s/ Kim Magness
------------------------------------------------
By: Kim Magness, as Successor Personal Representative